SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

(Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________________________________ to ___________________________________________

Commission file number ____________________

SPAR Group, Inc. 401(k) Profit Sharing Plan

333 Westchester Avenue, South Building, Suite 204,

White Plains, New York 10604

Telephone (914) 332-4100

(Exact name of the Plan and its address and phone number)

SPAR Group, Inc.

333 Westchester Avenue, South Building, Suite 204,

White Plains, New York 10604

Telephone (914) 332-4100

(Exact name of the Plan's Sponsor and its address and phone number)

(a)

The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm
Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2018 and 2017
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2018 and 2017
Notes to Financial Statements
Supplemental Schedule:
Schedule of Assets (Held at End of Year), December 31, 2018
Schedule of Delinquent Participant Contributions, December 31, 2018

(b)	Exhibits

23.1	Consent of BDO USA, LLP (as filed herewith).

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

TABLE OF CONTENTS	PAGE

Report of Independent Registered Public Accounting Firm	1

Financial Statements for the Years Ended December 31, 2018 and 2017

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-11

Supplementary Information as of and for the year ended December 31, 2018

Form 5500 Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

Form 5500 Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	13

Note:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee of the Board of Directors

SPAR Group, Inc. and Subsidiaries

SPAR Group, Inc. 401(k) Profit Sharing Plan

White Plains, New York

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the SPAR Group, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) and schedule of delinquent participant contributions as of and for the year ended December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2013.

Troy, Michigan

July 31, 2019

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2018	2017
ASSETS

Investments at fair value
Mutual funds	$3,786,648	$4,256,729
Pooled separate accounts	1,650,899	1,860,619
Common stock fund	434,086	977,757
Total Investments at fair value	5,871,633	7,095,105

Investment at Contract Value
Guaranteed investment contract	1,559,306	1,755,550

Total Investments	7,430,939	8,850,655

Receivables
Employer contributions receivable	61,121	-
Notes receivable from participants	71,587	123,088

Total receivables	132,708	123,088

Total assets	7,563,647	8,973,743

LIABILITIES

Excess contributions payable	384	16,594

Net assets available for benefits	$7,563,263	$8,957,149

The accompanying notes are an integral part of these financial statements.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED

	DECEMBER 31,
	2018	2017
Additions to net assets attributed to
Contributions
Participant	$705,824	$688,361
Employer	61,121	63,783
Rollover	-	103,242

Total contributions	766,945	855,386

Investment Income (Loss)
Dividend and interest income	296,635	121,258
Net Appreciation (Depreciation) in Fair Value of Investments	(1,008,372)	1,010,052

Total Investment Income (Loss)	(711,737)	1,131,310

Interest income - notes receivable from participants	3,984	4,084

Total additions	59,192	1,990,780

Deductions from net assets attributed to
Benefits paid to participants	894,358	841,207
Administrative and other expenses	65,883	28,295

Total deductions	960,241	869,502

Net Increase (Decrease) in Net Assets Available for Benefits	(901,049)	1,121,278

Transfer of Assets	(492,837)	-

Net assets available for benefits, beginning of year	8,957,149	7,835,871

Net assets available for benefits, end of year	$7,563,263	$8,957,149

The accompanying notes are an integral part of these financial statements.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the SPAR Group, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Description of the Plan

General

The Plan is a voluntary multiple employer defined contribution plan covering employees of SPAR Group, Inc., SPAR, Inc., SPAR Marketing Force, Inc., SPAR Infotech, Inc., SP/R, Inc., and SPAR Assembly & Installation, Inc. (f/k/a SPAR National Assembly Services, Inc.),(the “Companies” or individually the “Employer”) aged twenty-one years or older, who have completed 30 days of service as defined by the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). During 2017, the Plan changed the custodian/recordkeeper from Ascensus Trust Company to Principal Trust Company.

Contributions

Participants may elect to contribute up to 100% of their annual compensation, as defined in the Plan agreement, up to a maximum allowed by the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. The Employer shall contribute a Matching Employer Contribution on behalf of each participant who has elected to make deferral contributions during the Plan year and, at its discretion, may make an additional profit sharing contribution to the Plan at an amount allocated at a percentage of the participants’ annual compensation for each eligible participant who is employed on the last day of the Plan year and who has completed at least 1,000 hours of service during the Plan year. The matching employer contribution is also allocated to the matching contribution account of each eligible participant who (a) died during the year while an employee, (b) terminated employment during the Plan year as a result of a total and permanent disability, or (c) terminated employment during the Plan year after attaining his or her normal retirement date. Matching employer contributions made by the Employer for a given Plan year must be deposited to the Trust no later than the end of the twelve-month period immediately following the Plan year to which the contribution relates. The Employer, in its sole and absolute discretion, may make such contributions to the Plan in cash or other property acceptable to the Trustee.

There were no additional profit sharing contributions for the years ended December 31, 2018 or 2017. Participants direct the investment of their contributions and any employer matching or discretionary contributions into various investment options offered by the Plan. The Plan currently offers several mutual funds, pooled separate accounts and a fixed investment contract as investment options for participants. Contributions are subject to certain limitations.

Contributions received from participants for the years ended December 31, 2018 and 2017 are net of payments of $384 and $16,594, respectively, to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. Those amounts are recognized in the Plan's Statements of Net Assets Available for Benefits as “excess contributions payable” as of December 31, 2018 and 2017.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company’s matching contribution, if any, and an allocation of (a) the Company’s profit sharing contribution (when made), (b) Plan earnings, and (c) forfeitures of terminated participants’ non-vested accounts and charged with Plan losses and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

SPAR GROUP, INC. 401 (k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Employer matching or discretionary contributions vest at a rate of 20% per year, beginning after the second year of service. A participant is 100% vested after six years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. The minimum amount of any loan shall not equal less than $1,000. The notes receivable are secured by the balance in the participant’s account and bear interest ranging from 3.25% to 5.50% which is commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions and the term of loan shall not exceed five years.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the participant’s vested interest in his or her account or installment payments, as defined by the Plan agreement. For termination of service or for other reasons, a participant will receive the value of the vested interest in his or her account as a lump-sum distribution. In-service withdrawal of vested balances may be elected by participants who have reached 59 ½ years of age. The Plan also permits withdrawals of active participants’ elective contributions and rollover contributions in amounts necessary to satisfy financial hardship as defined by the Plan agreement.

Forfeited Accounts

Forfeited nonvested accounts are used to pay plan administration expenses and to reduce future employer cash contributions with any remaining amounts allocated among the accounts of participants. In 2018 and 2017, forfeitures of $-0- and $13,783, respectively, were used to offset the employer match contribution. At December 31, 2018 and 2017, forfeited nonvested accounts totaled $5,174 and $5,372, respectively.

Administrative Expenses

The Plan’s administrative expenses, including an allocation of salaries, accounting and legal, are paid by the Companies. Fees for custodial and recordkeeping services are paid by the Plan and the Companies. Participants are charged directly for notes receivable fees and fees related to certain distribution types.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared using the accrual method of accounting and in accordance with generally accepted accounting principles in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments, except for the guaranteed investment contract, are reported at fair value. Fair value is the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Plan management determines the Plan’s valuation policies utilizing information provided by the investment advisor and custodian. See Note 3 for discussion of fair value measurements. The Plan’s investment in the guaranteed investment contract is valued at contract value. See Note 4.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net Appreciation (Depreciation) in aggregate fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or an addition to net depreciation in the aggregate fair value of such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued unpaid interest. Delinquent notes receivable from participants are recorded as distributions based upon the terms of the Plan agreement.

Payment of Benefits

Benefits are recorded when paid.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

2.	INVESTMENT IN COMMON STOCK

Participants may invest in certain investments offered by Principal Trust Company, the custodian of the Plan, including a unitized common stock fund containing common stock of SPAR Group, Inc. and interest-bearing cash. At December 31, 2018 and 2017, the Plan held 1,305,373 and 1,305,063 unitized shares of SPAR Group, Inc. stock fund with fair values of $434,086 and $977,757, respectively. At December 31, 2018 and 2017, the SPAR Group, Inc. stock fund consisted of 780,497 and 782,131 shares, respectively, of SPAR Group, Inc. common shares valued at $418,346 and $962,021, respectively. Also, at December 31, 2018 and 2017, respectively, the fund contained $15,741 and $15,736 of interest bearing cash. Effective August 1, 2017, participants can no longer direct their contributions into the common stock fund.

For risks and uncertainties regarding investment in SPAR Group, Inc. common stock, participants should refer to the SPAR Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2018 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2019.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, are described as follows:

Level 1 :	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 :	Inputs to the valuation methodology include:
●	quoted prices for similar assets or liabilities in active markets;
●	quoted prices for identical or similar assets or liabilities in inactive markets;
●	inputs other than quoted prices that are observable for the asset or liability; and
●	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 :	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. For financial assets recorded at fair value, the description includes an indication of the level of the fair value hierarchy in which the assets are classified. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Mutual funds: Shares held in mutual funds are valued at quoted market prices in an active market that represent the net asset value “NAV” of shares held by the Plan at year-end and are classified as Level 1. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities then divided by the number of shares outstanding.

Pooled Separate Accounts (“PSAs”): Investments in pooled separate accounts are valued using the unadjusted NAV as of the reporting date, which is the basis for current transactions. The NAV is used as a practical expedient to estimate fair value. PSAs are valued based on the underlying investments (i.e., common stock, mutual funds, and short-term securities) in the separate account as reported by Principal Life Insurance Company (“Principal Life”). While the majority of the underlying assets values are based on quoted prices, NAV of the PSAs are not publicly quoted. The NAV is reported by Principal Life as of the financial statement date based on recent transaction prices. The PSAs held by the Plan provide for daily redemptions by the Plan at reported NAV with no advance notice requirement. The Plan is permitted to redeem investment units at NAV on the measurement date.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Common stock fund: SPAR Group, Inc. common stock fund is valued at the unitized value, or NAV, as of year-end. The unitized value is computed based upon the daily closing market value of the security plus cash holdings divided by the outstanding units of the Plan.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

2018	Level 1	Level 2	Level 3	Total

Mutual funds	3,786,648	-	-	3,786,648
Pooled separate accounts (1)	-	-	-	1,650,899
SPAR Group, Inc. common stock fund	434,086	-	-	434,086

Total Plan Assets	$4,220,734	$-	$-	$5,871,633

2017	Level 1	Level 2	Level 3	Total

Mutual funds	4,256,729	-	-	4,256,729
Pooled separate accounts (1)	-	-	-	1,860,619
SPAR Group, Inc. common stock fund	977,757	-	-	977,757

Total Plan Assets	$5,234,486	$-	$-	$7,095,105

(1) Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

4.	GUARANTEED INVESTMENT CONTRACT

The Plan invests in the Principal Fixed Income Guaranteed Option (PFIGO), a guaranteed investment contract. The PFIGOis a benefit responsive contract entered into with Principal Life Insurance Company (Principal Life). Principal Life maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

The PFIGO is valued at contract value for presentation in the Plan’s net assets available for benefits. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit responsive investment contracts, because contract value is that amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract has a surrender fee should the Plan discontinue without proper notification as prescribed in the contract. Currently, Plan management believes that the occurrence of an event that would cause the Plan to transact at less than contract value is not probable. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

5.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are managed by Principal Trust Company, the Plan Custodian, and Principal Life Insurance Company, contract holder of the PFIGO. Therefore, as defined by the Plan, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for custodial services amounted to $65,833 and $28,295 for the years ended December 31, 2018 and 2017, respectively.

The Plan’s SPAR Group, Inc. common stock fund as of December 31, 2018 and 2017 represents a party-in-interest investment. The 780,497 and 782,131 shares of Spar Group Inc. common stock held by the fund as of December 31, 2018 and 2017, respectively, represent approximately 3.3% of the Company’s total outstanding shares of common stock as of those dates.

6.	INCOME TAX STATUS

The IRS has determined and informed the Companies by a letter dated January 26, 2018, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan may be subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

7.	PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants would become 100% vested in their accounts. Upon termination of the Plan, participant accounts will be distributed either in a lump sum or subject to the Plan provisions as if the Plan had not been terminated.

8.	RISKS AND UNCERTAINTIES

The Plan invests in PSAs and mutual funds, with underlying assets in various investment securities. The Plan also has an investment option in SPAR Group, Inc. common stock fund that has underlying assets of common stock and cash. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

9.	DELINQUENT PARTICIPANT CONTRIBUTIONS

During the Plan year ended December 31, 2018, the Companies did not timely remit, according to the U.S. Department of Labor regulations, $724 in participant contributions. For the 2018 Plan year, the Company is evaluating the lost earnings and will deposit the funds into the Plan during 2019.

10.	TRANSFER OF ASSETS

FDM Administrative Services, Inc. elected through a resolution of its Board of Directors to no longer be a participating employer in the SPAR Group, Inc. 401(k) Plan effective June 30, 2018. As of this date, all Plan assets of the employees of FDM Administrative Services, Inc., totaling $492,387 were transferred out of the Plan.

11.	SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through July 31, 2019, the date the financial statements were available to be issued. The Plan has determined there are no material subsequent events occurring in this period that required disclosure in or adjustment to the accompanying financial statements.

  SUPPLEMENTARY INFORMATION

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2018

PLAN #001

EIN #33-0684451

	(b) Identity of Issue,	(c) Description of Investment, Including Maturity Date,	(d) Cost	(e) Current Value
	Borrower, Lessor, or	Rate of Interest, Collateral,
(a)	Similar Party	Par or Maturity Value

	Mutual funds
	Franklin	Franklin Income R6 Fund, 13,490 shares	a	$28,600
	Ivy	Ivy Asset Strategy N Fund, 2,312 shares	a	44,441
	MFS	MFS Total Return R6 Fund, 2,459 shares	a	42,245
	AllianceBernstein	AB Global Bond Z Fund, 373 shares	a	3,049
	Prudential	PGIM Jennison Mid Cap Growth R6 Fund, 5,005	a	128,531
	PIMCO	Pimco Total Return Institutional Fund A, 42,832 shares	a	425,319
	PIMCO	Pimco Real Return Institutional Fund A, 2,188 shares	a	23,102
	Vanguard	Vanguard Total Bond Market Index Fund, 137,438 shares	a	1,436,227
	Allianz	Allianz NFJ International Value R6 Fund, 120 shares	a	1,970
	Blackrock	Blackrock Equity Dividend K Fund, 3,629 shares	a	67,824
	Deutsche	DWS RREEF Re Sec R69 Fund, 71 shares	a	1,341
	Franklin	Franklin Growth R6 Fund, 6,106 shares	a	549,531
	Neuberger Berman	Neuberger Berman Genesis R6 Fund, 937 shares	a	44,790
	Capital	American Funds Newworld R6 Fund, 1,658 shares	a	94,987
	Oppenheimer	Oppenheimer International Bond I Fund, 4,214 shares	a	22,545
	Sentinel	Touchstone SM Company R6 Fund, 4,993 shares	a	21,521
	Vanguard	Vanguard Group Equity Income Admiral Shares Fund, 8,785 shares	a	583,594
	Vanguard	Vanguard Midcap Value Index Fund Admiral Shares Fund, 5,301 shares	a	261,505
	Virtus	Virtus Emerging Markets Opportunities R6 Fund, 555 shares	a	5,526

	Pooled Separate Accounts
*	Principal Global Investors	Midcap S&P Index Separate Account, 4,209 shares	a	224,131
*	Principal Global Investors	Large Cap S&P 500 Index Separate Account, 3,802 shares	a	488,094
*	Principal Global Investors	International Equity Index Separate Account, 53,325 shares	a	729,227
*	Multiple Sub-Advisors	SAM Flexible Income Separate Account, 5,413 shares	a	209,447

	Investment Contract
*	Principal	Principal Fixed Income Guaranteed Option, 113,695 shares	a	1,559,306

	Common stock fund
*	SPAR Group, Inc.	SPAR Group, Inc. common stock fund, 1,290,908 units	a	434,086

*	Notes receivable from participants	Loans to participants with interest rates ranging from 3.23% to 5.50% secured by participants’ remaining account balances, maturing through 2022	-	71,587

	Total			$7,502,526

* - a party-in-interest as identified by ERISA

a - the cost of participant directed investments is not required to be disclosed

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS FOR THE YEAR ENDED

DECEMBER 31, 2018

PLAN #001

EIN #33-0684451

	Totals That Constitute Nonexempt Prohibited Transactions
	Contributions Not Corrected	Contributions Corrected Outside VFCP*	Contributions Pending Correction in VFCP*	Total Fully Corrected Under VFCP and PTE 2002-51

2018 participant contributions transferred late to Plan	$724	$-	$-	$-

*Voluntary Fiduciary Correction Program (DOL)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of White Plains, State of New York on July 31, 2019.

SPAR Group, Inc. 401(k) Profit Sharing Plan
(Name of Plan)

By:	/s/ Kori Belzer
Name: Kori Belzer
Title: Trustee
By:	/s/ James R. Segreto
Name: James R. Segreto
Title: Trustee